Help diversify client portfolios with Brighthouse Shield® Level II Annuities

Some investors may sell at the first sign of market volatility,[1] but staying fully invested in the markets will likely produce better results than trying to time market ups and downs. So how can clients participate in growth opportunities while still receiving a level of protection from volatile markets? Brighthouse Shield® Level II Annuities have the built-in balance some clients may be looking for.



Protect retirement assets
A Brighthouse Shield Level II Annuity provides a level of protection to help ensure that losses are limited when markets turn volatile.

Participate in growth opportunities
With a Shield Level II Annuity, balance is built in. This means that even with a guaranteed level of protection, there are opportunities to take advantage of market growth.

Pay no annual fees
Unlike many financial products, there are no annual fees with a Shield Level II Annuity.[2]

For more information, contact me or visit **brighthousefinancial.com**

[1] Should You Take Money Out Of The Stock Market? Forbes Advisor, August 14, 2023.

[2] Withdrawals may be subject to withdrawal charges.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield® Level II 6-Year Annuity, Brighthouse Shield® Level II 3-Year Annuity, and Brighthouse Shield® Level II Advisory Annuity, collectively referred to as "Shield® Level Annuities," "Shield® Level II Annuities," "Shield® Annuities," or "Shield® II Annuities." These products are index-linked annuities issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form 5-213-1 (07/24) ("Brighthouse Financial"). Shield Level Annuities are distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Shield Level Annuities have charges, termination provisions, and terms for keeping them in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

Shield Level Annuities are registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.

• Not a Deposit • Not FDIC Insured • Not Insured by Any Federal Government Agency
• Not Guaranteed by Any Bank or Credit Union • May Lose Value

Brighthouse FINANCIAL® | Build for what's ahead®

Brighthouse Life Insurance Company
11225 North Community House Road
Charlotte, NC 28277
brighthousefinancial.com

2404 **BDRM1902200**
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For Financial Professional Use Only. Not For Public Distribution.